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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                             Payless Cashways, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                              voting common stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 704378306000
                           ----------------------------
                                (CUSIP Number)



    Maun & Simon, PLC, 2000 Midwest Plaza Building West, 801 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: Albert A. Woodward (512) 904-7400
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 April 25, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  2    OF   4    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Okabena Partnership K

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            700,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             --
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        700,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,553,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  3    OF   4    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sumitt Capital Appreciation Fund LP

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            400,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             453,600
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        400,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,553,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

CUSIP No. 704378306000                              PAGE 4 OF 4 PAGES


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the entities identified below (collectively the "Holders").

1.       Okabena Partnership K
         c/o Okabena Companies, 5150 Norwest Center, Minneapolis, MN 55402 Okabena Partnership is a general partnership organized in Minnesota.

         The managing general partner of Okabena is Okabena Investment Services, Inc. and the information with respect to Okabena Investment Services, Inc. is as follows:

         Okabena Investment Services, Inc., 5150 Norwest Center, Minneapolis, MN 55402 Okabena Investment Services, Inc. is a Minnesota corporation. The officers are Bruce Lueck (President) and Gary Kohler (Vice President).

2.       Summit Capital Appreciation Fund LP
         900 2nd Avenue South, Minneapolis, MN  55402
         Summit Capital Appreciation Fund LP is a general partnership organized in Minnesota.

The Holders have been advised by NU Twins, LLC that it has withdrawn from the group. Earlier, the group was advised that Ovda Fund, Ltd. had, independently and without prior consultation with the group, sold its interest in Payless. As a result of these developments, the group now holds in the aggregate less than five percent (5%) of the outstanding common stock of Payless.

Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:  April 24th, 1997
      ------------

OKABENA PARTNERSHIP K
By: Okabena Investment Services, Inc.,
general partner

By:  Gary Kohler
   ------------------------------
     Gary Kohler, Vice President

SUMMIT CAPITAL APPRECIATION FUND LP

By:  Marc Kozberg
   ------------------------------
     Marc Kozberg, general partner